SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
       13D-1(B),(C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13D-2(B)
                               (AMENDMENT NO. 2)*


                               eMagin Corporation
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   29076N 10 7
                                 (CUSIP Number)

                                October 10, 2005
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed.

         [   ]    Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [   ]    Rule 13d-1(d)


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     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29076N 10 7                  13G                   PAGE 2 OF 4 PAGES
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         George W. Haywood
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                              (b) [  ]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
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  NUMBER OF          5.       SOLE VOTING POWER               6,583,288  (1)
  SHARES
  BENEFICIALLY       -----------------------------------------------------------
  OWNED BY
  EACH               6.       SHARED VOTING POWER                     0
  REPORTING
  PERSON WITH        -----------------------------------------------------------

                     7.       SOLE DISPOSITIVE POWER          6,583,288  (1)

                     -----------------------------------------------------------

                     8.       SHARED DISPOSITIVE POWER                0

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 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,583,288 (1)

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 10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [   ]

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.9%

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12.      TYPE OF REPORTING PERSON

         IN

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(1) Does not include an aggregate of 3,586,664 shares of common stock issuable upon exercise of warrants held by Mr. Haywood. Such warrants are not exercisable to the extent that after giving effect to such exercise Mr. Haywood would beneficially own more than 4.99% of the outstanding shares of Common Stock of the Company. Accordingly, Mr. Haywood does not currently beneficially own the shares of common stock underlying such warrants.

This Amendment No. 2 to Schedule 13G is being filed solely to correct an error in the disclosure of the number of shares of common stock, par value $.001 per share ("Common Stock"), of eMagin Corporation (the "Company") issuable upon the exercise of warrants held by George W. Haywood. The prior Schedule 13G filings overstated the number of shares of Common Stock underlying warrants owned by Mr. Haywood by 616,523. The source of the error was Mr. Haywood's September 2003 exercise of warrants to purchase 616,523 shares of Common Stock. The prior filings correctly included the 616,523 shares of Common Stock in the number of shares of Common Stock beneficially owned, but also incorrectly included them in the calculation of the number of shares of Common Stock underlying warrants. As the warrants owned by Mr. Haywood are not exercisable within 60 days, the number of shares of Common Stock underlying the warrants solely appears in footnote disclosure. The number of shares of Common Stock beneficially owned and included in the table under Item 4 remains unchanged from the prior filing. This Amendment No. 2 amends Schedule 13G as specifically set forth.

ITEM 4.   OWNERSHIP.

Item 4 is hereby amended as follows:

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.

          (a)  Amount  Beneficially  Owned:                        6,583,288(1)

          (b)  Percent of Class:                                         7.9%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:      6,583,288 (1)

               (ii)  shared power to vote or to direct vote:               0

               (iii)  sole power to dispose or to direct the
                      disposition of:                              6,583,288 (1)

               (iv)  shared power to dispose or to direct the
                     disposition of:                                       0

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(1) Does not include an aggregate of 3,586,664 shares of common stock issuable upon exercise of warrants held by Mr. Haywood. Such warrants are not exercisable to the extent that after giving effect to such exercise Mr. Haywood would beneficially own more than 4.99% of the outstanding shares of Common Stock of the Company. Accordingly, Mr. Haywood does not currently beneficially own the shares of common stock underlying such warrants.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 10, 2005




                                         /s/George W. Haywood
                                         ----------------------------------
                                         George W. Haywood